UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Symbotic Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87151X101

(CUSIP Number)

Richard B. Cohen

c/o Symbotic Inc.

200 Research Drive

Wilmington, MA 01887

Telephone: (978) 284-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Richard B. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 211,844,202 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 211,844,202 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 211,844,202 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.1% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Consists of (i) 163,355,074 shares of Class V-3 common stock and 2,292,405 shares of Class V-1 common stock held of record by The RBC 2021 4 Year GRAT, of which Richard B. Cohen is trustee, (ii) 41,549,600 shares of Class V-3 common stock and 2,215,990 shares of Class V-1 common stock held of record by RJJRP Holdings, Inc., of which Richard B. Cohen is the President and Chief Executive Officer, and (iii) 2,431,133 shares of Class V-3 common stock held of record by the Richard B. Cohen Revocable Trust, of which Richard B. Cohen is trustee. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the underwritten public offering of 10,000,000 shares of Class A common stock, including the 5,000,000 shares to be newly issued and sold by the Issuer in such offering and 5,000,000 shares to be newly issued upon conversion of Class V-3 common stock and Class V-1 common stock and then sold by certain selling securityholders, but excluding up to 1,500,000 shares of Class A common stock that may be sold by the Issuer in such offering upon the Underwriter’s exercise of its option to purchase additional shares of Class A common Stock (the “February Offering”). The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 311,004,205 shares of Class A common stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A common stock outstanding immediately following the February Offering, and (y) 211,844,202 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock immediately following the February Offering). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 99,160,003 shares of Class A common stock, (ii) 78,604,388 shares of Class V-1 common stock, and (iii) 404,394,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 36.4% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) immediately following the February Offering.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS The RBC 2021 4 Year GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 165,647,479 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 165,647,479 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,647,479 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 163,355,074 shares of Class V-3 common stock and 2,292,405 shares of Class V-1 common stock held of record by The RBC 2021 4 Year GRAT. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of The RBC 2021 4 Year GRAT. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering. The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 264,807,482 shares of Class A common stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A common stock outstanding immediately following the February Offering and (y) 165,647,479 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock immediately following the February Offering). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 99,160,003 shares of Class A common stock, (ii) 78,604,388 shares of Class V-1 common stock, and (iii) 404,394,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 28.5% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) immediately following the February Offering.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS RJJRP Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,765,590 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,765,590 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,765,590 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of 41,549,600 shares of Class V-3 common stock and 2,215,990 shares of Class V-1 common stock held of record by RJJRP Holdings, Inc. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position as President and Chief Executive Officer of RJJRP Holdings, Inc. and his ownership interest therein. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Shares of Class V-1 common stock entitles its holders to 1 vote per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering. The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock and Class V-1 common stock into Class A common stock, resulting in a total of 142,925,593 shares of Class A common stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A common stock outstanding immediately following the February Offering and (y) 43,765,590 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock and Class V-1 common stock immediately following the February Offering). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 99,160,003 shares of Class A common stock, (ii) 78,604,388 shares of Class V-1 common stock, and (iii) 404,394,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 7.5% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) immediately following the February Offering.

CUSIP No. 87151X101

1	NAMES OF REPORTING PERSONS Richard B. Cohen Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,431,133 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,431,133 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,431,133 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Consists of 2,431,144 shares of Class V-3 common stock held of record by the Richard B. Cohen Revocable Trust. Richard B. Cohen may be deemed to have voting and dispositive power with respect to the shares by virtue of his position Trustee of the Richard B. Cohen Revocable Trust. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein).

(2)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering. The percent of class assumes conversion of all of the Reporting Person’s Class V-3 common stock into Class A common stock, resulting in a total of 101,591,136 shares of Class A common stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A common stock outstanding immediately following the February Offering and (y) 2,431,133 shares of Class A common stock issuable on conversion of the Reporting Person’s Class V-3 common stock immediately following the February Offering). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 99,160,003 shares of Class A common stock, (ii) 78,604,388 shares of Class V-1 common stock, and (iii) 404,394,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 0.4% of the Issuer’s total outstanding Class A common stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 common stock and Class V-3 common stock) immediately following the February Offering.

Explanatory Note

This Amendment No. 4 (this “Schedule 13D Amendment”) to the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 17, 2022, as amended by Amendment No. 1 to the Schedule 13D filed on July 21, 2022, Amendment No. 2 to the Schedule 13D filed on January 13, 2023, and Amendment No. 3 to the Schedule 13D filed on July 26, 2023 (as amended by this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of the Reporting Persons (as defined below), with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation (“Symbotic”, the “Company” or the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)

This Schedule 13D is filed jointly by (i) Richard B. Cohen, (ii) RJJRP Holdings, Inc., (iii) The RBC 2021 4 Year GRAT, and (iv) the Richard B. Cohen Revocable Trust (collectively, the “Reporting Persons”). Richard B. Cohen is the sole trustee of The RBC 2021 4 Year GRAT and the Richard B. Cohen Revocable Trust. Richard B. Cohen is the sole shareholder and the President and Chief Executive Officer of RJJRP Holdings, Inc.

(b)	The principal business address of each Reporting Person is c/o Symbotic Inc., 200 Research Drive, Wilmington, MA 01887.

(c)	Richard B. Cohen, a natural person, is the Chairman of the Board of Directors and the President and Chief Executive Officer of the Issuer.

RJJRP Holdings, Inc., a Delaware corporation, is principally engaged in the business of holding and managing investments in the securities of the Issuer and other companies.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer, as applicable, of RJJRP Holdings, Inc. (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

The RBC 2021 4 Year GRAT is a trust established under the laws of New Hampshire for the benefit of Richard B. Cohen and has an address of c/o Symbotic Inc., Attention: Richard B. Cohen, 200 Research Drive, Wilmington, MA 01887.

The Richard B. Cohen Revocable Trust is a trust established under the laws of New Hampshire for the benefit of Richard B. Cohen and his immediate family members, and has an address of c/o Symbotic Inc., Attention: Richard B. Cohen, 200 Research Drive, Wilmington, MA 01887.

(d)-(e)

During the last five years preceding the date of this filing, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Richard B. Cohen is a citizen of the United States. RJJRP Holdings, Inc., The RBC 2021 4 Year GRAT and the Richard B. Cohen Revocable Trust are organized in the jurisdiction set forth in Item 2(c).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include the following.

Redemption of OpCo Units and Underwriting Agreement

In connection with the February Offering (as defined below) and following delivery of a written notice of redemption (the “Notice of Redemption”) to Symbotic Holdings LLC, (i) 2,279,097 shares of Class A Common Stock will be issued upon redemption of 2,279,097 OpCo Units by The RBC 2021 4 Year GRAT, (ii) 602,158 shares of Class A Common Stock will be issued upon redemption of 602,158 OpCo Units by RJJRP Holdings, Inc., and (iii) 33,449 shares of Class A Common Stock will be issued upon redemption of 33,449 OpCo Units by Richard B. Cohen Revocable Trust, and these shares of Class A Common Stock will be sold by these Reporting Persons to the Underwriter (as defined below) pursuant to the Underwriting Agreement (as defined below). 2,118,745 shares of Class V-3 common stock, par value $0.0001 per share (the “Class V-3 Common Stock”), and 2,881,255 shares of Class V-1 common stock, par value $0.0001 per share (the “Class V-1 Common Stock”), equal to the aggregate number of the redeemed OpCo Units, will be transferred to the Issuer and cancelled and retired by the Issuer upon such redemption. The closing of the sale of the shares of Class A Common Stock to the Underwriters pursuant to the Underwriting Agreement in the February Offering is expected to close on February 26, 2024 and the redemption of such OpCo Units and cancellation and retirement of such shares of Class V-3 Common Stock and Class V-1 Common Stock is conditioned on such closing. Richard B. Cohen is treated as indirectly beneficially owning OpCo Units redeemed, the shares of Class A Common Stock sold and the shares of Class V-3 Common Stock and shares of Class V-1 Common Stock cancelled and retired.

The Underwiting Agreement is summarized below in Item 4, which summary is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended to include the following:

February Offering

On February 21, 2024, The RBC 2021 4 Year GRAT, RJJRP Holdings, Inc., Richard B. Cohen Revocable Trust and another selling securityholders named therein (collectively, the “Selling Securityholders”), Symbotic Holdings LLC, the Issuer and Goldman Sachs & Co. LLC (the “Underwriter”) entered into an underwriting agreement (the “Underwriting Agreement”), pursuant to which the Issuer agreed to sell 5,000,000 shares of Class A Common Stock and the Selling Securityholders agreed to sell an aggregate of 5,000,000 shares of Class A Common Stock to the Underwriter, and the Underwriter agreed to purchase from the Issuer and the Selling Securityholders, subject to and upon the terms and conditions set forth therein, such shares of Class A Common Stock, but excluding up to 1,500,000 shares of Class A Common Stock that may be sold in the offering by the Issuer upon the Underwriter’s exercise of its option to purchase additional shares of Class A Common Stock (the “February Offering”), which will result, upon the closing of the February Offering, in approximately $369.9 million of aggregate proceeds to the Issuer and the Selling Securityholders before expenses. The February Offering was made pursuant to a registration statement previously filed by the Issuer with the SEC that was declared effective on August 2, 2023, by means of a prospectus supplement, dated February 21, 2024. The closing of the sale of the shares of Class A Common Stock to the Underwriters pursuant to the Underwriting Agreement in the February Offering is expected to close on February 26, 2024. The RBC 2021 4 Year GRAT will sell 2,279,097 shares of Class A Common Stock in the February Offering for approximately $90,457,360 in proceeds before expenses. RJJRP Holdings, Inc. will sell 602,158 shares of Class A Common Stock in the February Offering for approximately $23,899,651 in proceeds before expenses. Richard B. Cohen Revocable Trust will sell 33,449 shares of Class A Common Stock in the February Offering for approximately $1,327,591 in proceeds before expenses.

The Underwriting Agreement contains customary representations, warranties and agreements of the Issuer and the Selling Securityholders and other customary obligations of the parties and termination provisions. For additional information regarding the Underwriting Agreement, see Item 6 below.

The response to Item 6 of this Schedule 13D is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference.

(a)-(b)

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering, the Reporting Persons are in the aggregate beneficial owners of 207,335,807 shares of Class V-3 Common Stock and 4,508,395 shares of Class V-1 Common Stock immediately following the February Offering, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units (as described in Item 3 herein). Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to be in the aggregate the beneficial owners of 68.1% of the Class A Common Stock immediately following the February Offering, calculated based on the percent of Class A Common Stock the Reporting Persons would hold in the aggregate assuming the conversion of all of each Reporting Person’s shares of Class V-3 Common Stock and Class V-1 Common Stock, as applicable, into shares of Class A Common Stock, resulting in a total of (i) 311,004,205 shares of Class A Common Stock outstanding immediately following the February Offering (which reflects the sum of (x) 99,160,003 shares of Class A Common Stock and (y) 211,844,202 shares of Class A Common Stock issuable on conversion of the Reporting Persons’ Class V-3 Common Stock and Class V-1 Common Stock, as applicable). Based on the total of 582,158,587 shares of the Issuer’s common stock outstanding immediately following the February Offering (including (i) 99,160,003 shares of Class A Common Stock, (ii) 78,604,388 shares of Class V-1 Common Stock, and (iii) 404,394,196 shares of Class V-3 Common Stock), the Reporting Persons collectively beneficially own in the aggregate 36.4% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis (assuming conversion of all outstanding shares of Class V-1 Common Stock and Class V-3 Common Stock) immediately following the February Offering.

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering, RJJRP Holdings, Inc. is the record holder of 41,549,600 shares of Class V-3 Common Stock and 2,215,990 shares of Class V-1 Common Stock immediately following the February Offering. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by RJJRP Holdings, Inc. by virtue of his position as President and Chief Executive Officer of RJJRP and his ownership interest therein. In connection with the February Offering and following delivery of a Notice of Redemption to Symbotic Holdings LLC, 602,158 shares of Class A Common Stock will be issued upon redemption of 602,158 OpCo Units by RJJRP Holdings, Inc. and then such shares of Class A Common Stock will be sold to the Underwriter pursuant to the Underwriting Agreement. 602,158 shares of Class V-1 Common Stock, equal to the aggregate number of the redeemed OpCo Units, will be transferred to the Issuer and cancelled and retired by the Issuer upon such redemption. The closing of the sale of the shares of Class A Common Stock to the Underwriters pursuant to the Underwriting Agreement in the February Offering is expected to close on February 26, 2024 and the redemption of such OpCo Units and cancellation and retirement of such shares of Class V-1 Common Stock is conditioned on such closing. Richard B. Cohen is treated as indirectly beneficially owning OpCo Units redeemed, the shares of Class A Common Stock sold and the shares of Class V-1 Common Stock cancelled and retired. These shares are excluded from the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering, The RBC 2021 4 Year GRAT is the record holder of 163,355,074 shares of Class V-3 Common Stock and 2,292,405 shares of Class V-1 Common Stock immediately following the February Offering. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by The RBC 2021 4 Year GRAT by virtue of his role as sole trustee of the trust. In connection with the February Offering and following delivery of a Notice of Redemption to Symbotic Holdings LLC, 2,279,097 shares of Class A Common Stock will be issued upon redemption of 2,279,097 OpCo Units by The RBC 2021 4 Year GRAT and then such shares of Class A Common Stock will be sold to the Underwriter pursuant to the Underwriting Agreement. 2,279,097 shares of

Class V-1 Common Stock, equal to the aggregate number of the redeemed OpCo Units, will be transferred to the Issuer and cancelled and retired by the Issuer upon such redemption. The closing of the sale of the shares of Class A Common Stock to the Underwriters pursuant to the Underwriting Agreement in the February Offering is expected to close on February 26, 2024 and the redemption of such OpCo Units and cancellation and retirement of such shares of Class V-1 Common Stock is conditioned on such closing. Richard B. Cohen is treated as indirectly beneficially owning OpCo Units redeemed, the shares of Class A Common Stock sold and the shares of Class V-1 Common Stock cancelled and retired. These shares are excluded from the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

Based on information about outstanding shares as of February 20, 2024 disclosed in the Issuer’s final prospectus supplement, dated February 21, 2024, with respect to the February Offering, Richard B. Cohen Revocable Trust is the record holder of 2,431,144 shares of Class V-3 Common Stock immediately following the Offering. Richard B. Cohen may be deemed to beneficially own the securities of the Issuer held directly by the Richard B. Cohen Revocable Trust by virtue of his role as sole trustee of the trust. In connection with the February Offering and following delivery of a Notice of Redemption to Symbotic Holdings LLC, 33,449 shares of Class A Common Stock will be issued upon redemption of 33,449 OpCo Units by Richard B. Cohen Revocable Trust and then such shares of Class A Common Stock will be sold to the Underwriter pursuant to the Underwriting Agreement. 33,449 shares of Class V-3 Common Stock, equal to the aggregate number of the redeemed OpCo Units, will be transferred to the Issuer and cancelled and retired by the Issuer upon such redemption. The closing of the sale of the shares of Class A Common Stock to the Underwriters pursuant to the Underwriting Agreement in the February Offering is expected to close on February 26, 2024 and the redemption of such OpCo Units and cancellation and retirement of such shares of Class V-3 Common Stock is conditioned on such closing. Richard B. Cohen is treated as indirectly beneficially owning OpCo Units redeemed, the shares of Class A Common Stock sold and the shares of Class V-3 Common Stock cancelled and retired. These shares are excluded from the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment. In addition, on December 13, 2023, Richard B. Cohen Revocable Trust made a bona fide gift of 1,000,000 shares of Class V-3 Common Stock to a charitable donor-advised fund. These shares are excluded from the Reporting Person’s aggregate interests reported on this Schedule 13D Amendment.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

To the Reporting Persons’ knowledge, except as disclosed in Schedule A, none of the Covered Persons directly owns any shares of Issuer’s common stock; however, because each Covered Person is a director or executive officer of one or more Reporting Persons, each Covered Person may be deemed to be the beneficial owner of the shares of Issuer’s common stock beneficially owned by the Reporting Person(s) for which they each serve as director or executive officer. Each of the Covered Persons hereby disclaims beneficial ownership of any shares of Issuer’s common stock and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a “group” for Section 13(d) purposes.

(c)

Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in the Issuer’s common stock during the past 60 days.

(d)

Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

Redemption of OpCo Units

The redemption of the OpCo Units is summarized above in Item 3 which summary is hereby incorporated by reference into this Item 6.

Underwriting Agreement and Lock-Up Agreement

The Issuer and the Selling Securityholders agreed to sell to the Underwriter, and the Underwriter agreed to purchase from the Issuer and the Selling Securityholders, an aggregate of 10,000,000 shares of Class A Common Stock in the February Offering, which will result, upon the closing of the February Offering, in approximately $396.9 million aggregate proceeds to the Issuer and the Selling Securityholders before expenses, pursuant to, and subject to the terms and conditions of the Underwriting Agreement.

In connection with the February Offering, on February 21, 2024, each of the Reporting Persons also entered into a Lock-Up Agreement (collectively, the “Lock-Up Agreements”) with the Underwriter. Pursuant to the Lock-Up Agreements, each of these Reporting Person has agreed with the Underwriter, subject to certain exceptions (including the sale of their securities that otherwise would be delivered in connection with the settlement of the restricted stock units or any other method to satisfy any tax withholding obligations as determined or permitted by the Issuer in its sole discretion from time to time pursuant to the applicable restricted stock units award agreements), not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from February 21, 2024 continuing through the date 90 days thereafter, except with the prior written consent of the representative.

The descriptions of the Underwriting Agreement and Lock-Up Agreement set forth above in this Item 6 do not purport to be complete and such descriptions are qualified in their entirety by reference to the full text of such documents, which documents are included as Exhibit 99.7 and Exhibit 99.8, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit No.	Exhibit Description

99.7*	Underwriting Agreement, dated February 21, 2024, by and among the Issuer, Symbotic Holdings LLC, the Selling Securityholders and the Underwriter.

99.8*	Form of Lock-Up Agreement (included as Annex I to the Underwriting Agreement filed as Exhibit 99.7 hereto).

* Filed herewith.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2024

/s/ Richard B. Cohen
Richard B. Cohen

RJJRP HOLDINGS, INC.

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: President and Chief Executive Officer

THE RBC 2021 4 YEAR GRAT

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: Trustee

RICHARD B. COHEN REVOCABLE TRUST

By:	/s/ Richard B. Cohen
Name: Richard B. Cohen
Title: Trustee

SCHEDULE A

The name, present principal occupation or employment, business address, citizenship and beneficial interests in the Issuer of each of the directors and officers of RJJRP Holdings, Inc. are set forth below.

Name	Present Principal Occupation or Employment	Present Principal Business Address	Citizenship	Beneficial Interests in the Issuer

Richard B. Cohen	President, Chief Executive Officer, and Chair of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	*

Janet Cohen	Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(1)

Kevin McNamara	Treasurer, Chief Financial Officer, Executive Vice President and Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA

Perry Cohen	Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(2)

Joseph P. Toce Jr.	Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(3)

David Ladensohn	Director of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(4)

William M. Boyd III	Secretary & Executive Vice President of RJJRP Holdings, Inc.; Chief Strategy Officer of the Issuer.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA	(5)

Julie Drake	Vice President & Assistant Treasurer of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA

Bryan T. Granger	Assistant Treasurer & Senior Vice President of RJJRP Holdings, Inc.	c/o Symbotic Inc. 200 Research Drive Wilmington, MA 01887	USA

*	Beneficial interests reported in this Schedule 13D.
(1)

To the knowledge of the Reporting Persons, pursuant to the Schedule 13D/A filed by Janet Cohen on February 23, 2024, Ms. Cohen exercises shared voting and dispositive power over 165,965,810 common shares of the Issuer.

(2)	To the knowledge of the Reporting Persons, Perry Cohen may be deemed to exercise voting and dispositive power over 4,077,238 common shares of the Issuer.
(3)

To the knowledge of the Reporting Persons, Joseph P. Toce Jr. may be deemed to have shared voting and dispositive power over 2,727,466 common shares of the Issuer by virtue of his role as trustee for certain trusts and deemed to exercise voting and dispositive power over 12,000 common shares of the Issuer.

(4)

To the knowledge of the Reporting Persons, pursuant to the Schedule 13D/A filed by David A. Ladensohn on February 23, 2024, Mr. Ladensohn exercises shared voting and dispositive power over 192,096,402 common shares of the Issuer.

(5)	To the knowledge of the Reporting Persons, Mr. Boyd may be deemed to exercise voting and dispositive power over 512,365 common shares of the Issuer.